Exhibit 99.2

DiDi Announces Board Change

BEIJING, December 30, 2021 – DiDi Global Inc. (the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced that Mr. Yi Zhang has been appointed as a director to the board of directors of the Company and Mr. Daniel Yong Zhang has resigned from the board.

Mr. Yi Zhang is currently Senior Legal Director of Alibaba Group and general counsel of Alibaba Local Services Company. Mr. Zhang joined Alibaba Group in August 2014. Before joining Alibaba Group, Mr. Zhang practiced law with several international law firms. Mr. Zhang is a licensed attorney of the State of New York. Mr. Zhang received a bachelor’s degree in sociology from Renmin University of China, a master's degree in sociology from Columbia University and a juris doctor degree from Cornell Law School.

The Company would like to take this opportunity to express its gratitude to Mr. Daniel Yong Zhang for his invaluable contributions to the Company during his tenure.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and Africa, as well as in Central Asia and Russia, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com